SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 4)*

National Patent Development Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

3763951098

(CUSIP Number)

Harvey P. Eisen
c/o Bedford Oak Advisors, LLC
100 South Bedford Rd.
Mt. Kisco, NY 10549
(914) 242-5701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Joseph P. Cunningham, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

December 31, 2008

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 3763951098	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bedford Oak Capital, L.P. 13-4136960
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 2,107,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,107,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,107,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%* (See Item 5)
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 3763951098	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bedford Oak Acorn, L.P. 35-2219698
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,186,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,186,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,186,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%* (See Item 5)
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 3763951098	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bedford Oak Advisors, LLC 13-4007124
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 3,738,776
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,738,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,738,776
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%* (See Item 5)
14	TYPE OF REPORTING PERSON* IA

SCHEDULE 13D

CUSIP No. 3763951098	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harvey P. Eisen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 2,757,853* (See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 3,738,776
	9	SOLE DISPOSITIVE POWER 2,757,853* (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,738,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,496,629* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%* (See Item 5)
14	TYPE OF REPORTING PERSON* IN

Explanatory Note

This Amendment No. 4 to Schedule 13D updates share and option information of the Reporting Persons and reflects the vesting, as of March 1, 2009 and March 1, 2010, of certain options to acquire Common Stock of the Company, the grant of such options having previously been disclosed on Schedule 13D.

Item 1.                                Security and Issuer.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends and supplements the Schedule 13D/A filed on October 7, 2008 (“Amendment No. 3”), the Schedule 13D/A filed on December 31, 2007 (“Amendment No. 2”), the Schedule 13D/A filed on October 3, 2007 (“Amendment No. 1”) and the Schedule 13D filed on August 28, 2007 (the “Original Schedule 13D” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, collectively referred to herein as the “Schedule 13D”).  This Amendment No. 4 relates to the common stock, par value $0.01 per share (the “Common Stock”), of National Patent Development Corporation (the “Company”).  The address of the principal executive offices of the Company is 903 Murray Road, PO Box 1960, East Hanover, New Jersey 07936.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

On November 24, 2004 Bedford Oak Partners, L.P., a Delaware limited partnership (“Partners”) was issued 2,431,500 shares of Company Common Stock pursuant to a spin-off from GP Strategies Corporation at a rate of one share of the Company Common Stock for every one share of GP Strategies Corporation stock held by Partners as of November 18, 2004.

On November 24, 2004 Mr. Eisen was issued 1,499 shares of Company Common in connection with the spin-off from GP Strategies Corporation.  In addition, Mr. Eisen has been issued a total of 6,354 shares of Common Stock from the Company in consideration of his services as a director of the Company.

On October 1, 2007 Capital purchased 1,431,500 shares of the Company Common Stock from Partners with $3,263,820 of its investment capital.  On October 1, 2007 Acorn purchased 1,000,000 shares of the Company Common Stock from Partners with $2,280,000 of its investment capital.

On December 31, 2007, Capital purchased 650,900 shares of the Company Common Stock on the open market with $1,696,766 of its investment capital.

On January 31, 2008 Acorn purchased 106,000 shares of the Company on the open market with $243,800 of its investment capital.

On March 1, 2008, 833,333 options to purchase shares of the Company’s Common Stock, which were granted to Mr. Eisen pursuant to the Company’s 2003 Stock Incentive Plan, vested.

On October 7, 2008 Partners purchased 363,000 shares of the Company on the open market with $762,300 of its investment capital.

On March 1, 2009, 833,333 options to purchase shares of the Company’s Common Stock, which were granted to Mr. Eisen pursuant to the Company’s 2003 Stock Incentive Plan, vested.

On March 1, 2010, 833,334 options to purchase shares of the Company’s Common Stock, which were granted to Mr. Eisen pursuant to the Company’s 2003 Stock Incentive Plan, vested.

On April 28, 2010, 250,000 options to purchase shares of the Company’s Common Stock were granted to Mr. Eisen pursuant to the Company’s 2007 Stock Incentive Plan (the “2007 Plan”).  The 250,000 options will vest according to the following schedule:  approximately one-third of the options will vest on April 28, 2011, approximately one-third of the options will vest on April 28, 2012 and the remaining options will vest on April 28, 2013.

On May 28, 2010 Acorn purchased 80,376 shares of the Company on the open market with $119,334 of its investment capital.

Item 4.                      Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

The purpose of the acquisition of shares of Common Stock by Acorn on May 28, 2010 is for investment in the Company.

On April 28, 2010, Mr. Eisen was granted options to purchase an aggregate of 250,000 shares of Common Stock under the 2007 Plan that will vest according to the following schedule:  approximately one-third of the options will vest on April 28, 2011, approximately one-third of the options will vest on April 28, 2012 and the remaining options will vest on April 28, 2013.

The purpose of the acquisition of shares of Common Stock by Partners on October 7, 2008 is for investment in the Company.

The purpose of the acquisitions of shares of Common Stock by Capital and Acorn on December 31, 2007 and January 31, 2008, respectively, were for investment in the Company.

The sale of the Company Common Stock by Partners on October 1, 2007 and the acquisition of the Company Common Stock by both Acorn and Capital was in connection with a rebalancing of portfolios amongst the investment vehicles managed by the Advisor.

On June 1, 2007, Mr. Eisen was appointed as Chief Executive Officer of the Company.  Mr. Eisen also continues to serve as chairman of the Board of Directors of the Company.  As Chief Executive Officer and as Chairman of the Company’s Board of Directors, Mr. Eisen will be actively involved in the operations and management of the Company and will be involved in deliberations and decisions on various matters affecting the business and affairs of the Company, which could include, from time to time, matters set forth in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.  If any such matter is presented to the Board of Directors, Mr. Eisen intends to act thereon in accordance with his judgment at the time.

On March 1, 2007, Mr. Eisen was granted options to purchase an aggregate of 2,500,000 shares of Common Stock under the Company’s 2003 Stock Incentive Plan (the “2003 Plan”) that vested according to the following schedule:  approximately one-third of the options vested on March 1, 2008, approximately one-third of the options vested on March 1, 2009 and the remaining options vested on March 1, 2010.

Other than as set forth above, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

Items 5 of Schedule 13D is hereby amended and restated in its entirety as follows

(a)
As of the date hereof, Capital directly beneficially owns 2,107,400 shares of Common Stock, constituting approximately 10.3%* of the outstanding shares and Acorn directly beneficially owns 1,186,376 shares of Common Stock, constituting approximately 5.8%* of the outstanding shares (based on 17,568,812 shares of Common Stock outstanding as of May 10, 2010, as disclosed by the Company in its quarterly report filed on Form 10-Q for the period ended March 31, 2010).  In its capacity as investment manager of Capital and Acorn, such shares may be deemed to be indirectly beneficially owned by the Advisor and, in his capacity as managing member of the Advisor, by Mr. Eisen.  The Advisor may be deemed to indirectly beneficially own 3,738,776 shares of Common Stock, or approximately 18.2%* of the outstanding shares.  Mr. Eisen directly owns an additional 7,853 shares of Common Stock, has vested options to acquire an additional 2,500,000 shares of Common Stock, and has unvested options to acquire an additional 250,000 shares of Common Stock and thereby may be deemed to beneficially own an aggregate of 6,496,629* shares of Common Stock, or approximately 31.7%* of the outstanding shares.

*
Includes 2,500,000 shares of Common Stock issuable upon the exercise of vested options held by Mr. Eisen and 250,000 shares of Common Stock issuable upon the exercise of unvested options held by Mr. Eisen.

(b)
Capital and the Advisor share the power to direct the vote and the disposition of 2,107,400 shares of Common Stock owned by Capital pursuant to an investment advisory agreement.  Acorn and the Advisor share the power to direct the vote and the disposition of 1,186,376 shares of Common Stock owned by Acorn pursuant to an investment advisory agreement.  The Advisor (in its capacity as investment manager of Capital and Acorn and certain other private investment partnerships) and Mr. Eisen (as managing member of the Advisor) share the power to direct the vote and the disposition of the 3,738,776 shares of Common Stock owned Capital and Acorn and certain other private investment partnerships managed by the Advisor.  Mr. Eisen has the sole power to direct the vote and the disposition of the 7,853 shares of Common Stock held directly by him, the 2,500,000 vested options to purchase shares of Common Stock and the 250,000 unvested options to purchase shares of Common Stock.

(c)	Other than as described in Item 3 and Item 4 above, none of the Reporting Persons have completed any transactions in the Common Stock of the Company during the last sixty days.

(d)
No person other than the Adviser or Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by Partners, Capital and Acorn.  No person other than Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by him.

(e)	Not applicable.

By virtue of the relationships among the Reporting Persons, as described in Item 2, the Reporting Persons and the funds may be deemed to be a “group” under the Federal securities laws.  Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 28, 2010, Mr. Eisen was granted options to purchase an aggregate of 250,000 shares of Common Stock under the 2007 Plan that will vest according to the following schedule:  approximately one-third of the options will vest on April 28, 2011, approximately one-third of the options will vest on April 28, 2012 and the remaining options will vest on April 28, 2013.

On March 1, 2007, Mr. Eisen was granted options to purchase an aggregate of 2,500,000 shares of Common Stock under the Plan one-third of which vested on March 1, 2008.  The remaining two-thirds of the options vested on March 1, 2009 and March 1, 2010.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2010

                              BEDFORD OAK CAPITAL, L.P.

                              By: Bedford Oak Management, LLC

                              By:  /s/ Harvey P. Eisen
                              Name:  Harvey P. Eisen
                              Title: Managing Member

                              BEDFORD OAK ACORN, L.P.

                              By: Bedford Oak Management, LLC

                              By:  /s/ Harvey P. Eisen
                              Name:  Harvey P. Eisen
                              Title: Managing Member

                              BEDFORD OAK ADVISORS, LLC

                             By:  /s/ Harvey P. Eisen
                              Name: Harvey P. Eisen
                               Title: Managing Member

                              HARVEY P. EISEN

                              By:  /s/ Harvey P. Eisen
                              Harvey P. Eisen

Signature Page to Schedule 13D